EXHIBIT 99.1

IDENTIFICATION OF MEMBERS OF A GROUP

     This Schedule 13G is being filed by R. Chaney & Partners IV L.P. (“Fund IV”), R. Chaney & Partners III L.P. (“Fund III”), R. Chaney Investments, Inc. (“Investments”), R. Chaney & Partners, Inc. (“Partners”), and Robert H. Chaney. Fund IV and Fund III are filing this Schedule 13G as members of a group. Investments is the sole general partner of Fund IV, and Partners is the sole general partner of Fund III. Mr. Chaney is the sole shareholder of Investments and Partners.

     Fund IV and Fund III are both limited partnerships formed under the laws of Delaware. Investments and Partners are corporations organized under the laws of Texas. Mr. Chaney is a citizen of the United States of America.